

Mail Stop 3561

August 25, 2009

Mr. Eric Wildstein
Regal Life Concepts, Inc.
3723 East Maffeo Road
Phoenix, AZ 89050

      Re: **Regal Life Concepts, Inc.**
                Form 10-K for the Fiscal Year Ended February 28, 2009
                Filed May 28, 2009
                Form 10-Q for the Period Ended May 31, 2009
                File No. 333-134536

Dear Mr. Wildstein:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Form 10-K for the Fiscal Year Ended February 28, 2009

General

1.   We note that your Form 10-K presents several disclosures and Item numbers that were specific to Form 10-KSB and are no longer appropriate under Form 10-K. Please ensure that future Forms 10-K and future Forms 10-Q contain the cover pages specific to those Forms and the Items specific to those Forms.

Item 8A. Controls and Procedures, page 25

2.   We note your disclosures under this heading and have the following comments:

- As indicated in our comment one above, ensure that in future filings you use the correct Item numbers for Form 10-K. Specifically, Controls and Procedures should be Item 9A, and you should follow the instructions for that Item as specified within Form 10-K. Confirm to us that you will do so.

- Your current disclosures under this heading appear to comprise management's report on internal control over financial reporting as required by Item 308T of Regulation S-K. Item 308T(a)(3) of Regulation S-K requires you to disclose management's assessment of the effectiveness of your internal control over financial reporting. Your conclusion as seen in the second paragraph under this heading states that your management concluded that your <u>internal controls and procedures</u> were not effective, instead of stating that your management concluded that your <u>internal control over financial reporting</u> was not effective. Please note that you must use the phrase "internal control over financial reporting" to comply with Item 308T(a)(3). When you amend your Form 10-K for the items noted below, please change this concluding sentence to refer to internal control over financial reporting.

- You do not appear to have provided the disclosure required by Item 308T(a)(4) of Regulation S-K. Please amend your Form 10-K to provide this disclosure.

- You do not appear to have provided the disclosures required by Item 307 of Regulation S-K concerning your disclosure controls and procedures. Please note that disclosure controls and procedures are different from internal control over financial reporting, and you are required to provide separate disclosures for each of Item 307 and Item 308T of Regulation S-K. Please amend your Form 10-K to provide the disclosures required by Item 307. If you conclude that your disclosure controls and procedures were effective as of February 28, 2009, please disclose to your readers how you reached this conclusion in spite of the various material weaknesses noted in your assessment of internal control over financial reporting, as it appears these material weaknesses would also impact your disclosure controls and procedures.

Exhibits 31.1 and 31.2

3.   As indicated in Exchange Act Rule 12b-15, when you amend your Form 10-K as
        requested in the comment above, you must set forth the complete text of each
        item as amended, and you must provide new certifications in your amendment
        that are signed as of a recent date. When you provide these new certifications in
        your amendment, please ensure that your certifications filed as Exhibit 31 are
        exactly as set forth in Item 601(b)(31) of Regulation S-K. Specifically, in the
        opening line of these certifications, you should give the certifying individual's
        name but not their title. The title instead should be presented directly underneath
        the signature at the bottom of the certification. Paragraph one of this certification
        should identify your annual report on Form 10-K, but all other paragraphs within
        this certification should refer only the "report" and not the "annual report." The
        introduction to paragraph four of this certification should refer to internal control
        over financial reporting, and paragraph 4(b) as specified within Item 601(b)(31)
        should be provided. Additionally, there are various other discrepancies between
        the certifications you provided in your Form 10-K and the wording specified in
        Item 601(b)(31) of Regulation S-K. Please revise.

Form 10-Q for the Period Ended May 31, 2009

Part I. Item 3. Controls and Procedures

4.   We note your disclosures under this heading and have the following comments:

        •   As indicated in our comment one above, ensure that in future filings you
                use the correct Item numbers for Form 10-Q. Specifically, Controls and
                Procedures should be Item 4 of Part I, and you should follow the
                instructions for that Item as specified within Form 10-Q. Confirm to us
                that you will do so.

        •   Please refer to your disclosure under the subheading "conclusions."
                Given that your internal control over financial reporting, and we assume
                also your disclosure controls and procedures, were ineffective at February
                28, 2009, and given your disclosure that there were no changes to your
                internal controls during your first fiscal quarter, please explain to us in
                detail how you concluded that your disclosure controls and procedures
                were effective at May 31, 2009. In this regard, we assume that the
                material weaknesses identified in your Form 10-K still existed at May 31,
                2009, since you have not disclosed changes in your internal controls to
                correct those material weaknesses, and it appears that those material
                weaknesses would continue to render your disclosure controls and
                procedures ineffective. Please advise.

- Please refer to your disclosure under the subheading "conclusions." In future filings, remove the phrase "subject to the limitations noted above," as this qualification of your conclusion is inappropriate. Refer to Section II.F.4. of our Release No. 33-8238, available on our website at www.sec.gov/rules/final/33-8238.htm#iif3.

- Please refer to your disclosure under the subheading "conclusions." You state that "disclosure controls are effective providing reasonable assurance that material information relating to us is made known to management on a timely basis during the period when our reports are being prepared." In future filings, including your next Form 10-Q, revise this concluding sentence to either state your conclusion without providing any part of the definition of disclosure controls and procedures, or provide the entire definition of disclosure controls and procedures. For example, you could state, if true, that disclosure controls and procedures are effective at the reasonable assurance level. You could also state, if true, that disclosure controls and procedures are effective in providing reasonable assurance that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms *and* is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

*   *   *

As appropriate, please amend your filings and respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to the undersigned at (202) 551-3737.

Sincerely,

Jennifer Thompson
Accounting Branch Chief